Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

EXHIBIT 16.1

February 28, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

U.S.A.

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 16F of Form 20-F/A for the event that occurred on February 15, 2010 to be filed by our former client, Creator Capital Limited.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

(signed) “BDO Canada LLP”

Chartered Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.